Exhibit 99.1

Ossen Innovation Announces Formation of Special Committee to Evaluate Proposed Transaction

SHANGHAI, August 4, 2016 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that the Company’s Board of Directors, with the unanimous agreement of all directors, has formed a special committee of the Board consisting exclusively of independent directors to evaluate the non-binding term sheet that sets forth a proposal to (i) acquire all of the equity of American-Asia Diabetes Research Foundation (the “Foundation”) and (ii) spin off the current assets of the Company to a buyer group led by Dr. Liang Tang, Chairman of the Company (the “Proposed Transaction”).

The Board has granted the special committee the exclusive authority to consider, review, evaluate and actively negotiate the terms and conditions of the Proposed Transaction on behalf of the Company.  In addition, the Board has granted the special committee the authority, when considering such transaction, to solicit expressions of interest or other proposals for, and to consider, any alternative transactions.

The special committee is composed of Junhong Li, Yingli Pan and Zhongcai Wu, the Company’s independent directors. Junhong Li will serve as chair of the special committee. The special committee intends to retain, wherever is appropriate, legal counsel and financial advisor to advise the special committee with respect to the Proposed Transaction.

About America-Asia Diabetes Research Foundation

America-Asia Diabetes Research Foundation is a California corporation, which conduct its business through its subsidiary, San MediTech (Huzhou) Co., Ltd. San MediTech, based in Huzhou City, China, engages in the research, development and marketing of glucose control products. San MediTech's proprietary DGMS provides continuous, real-time monitoring of glucose level in diabetes patients, with several patents granted in China and several patents pending both in China and the U.S. DGMS has been approved by the China Food and Drug Administration and has entered into clinical trials in the U.S. for DGMS. For more information about San MediTech, please visit: http://en.sanmeditech.com/.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. Furthermore, there can be no assurance that the Proposed Transaction will be completed as proposed or at all.  The Proposed Transaction would be subject to the satisfaction of various closing conditions.  Furthermore, even in the event that such transactions are completed, there can be no assurance that such transactions will be completed on the same terms as those described above. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
Weitian Group LLC
Phone: +1-917-609-0333
Email: tina.xiao@weitian-ir.com